Mail Stop 4561

July 2, 2009

Michael W. Laphen
Chairman, President, and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

>   **Re: Computer Sciences Corporation**
>   **Form 10-K for the Fiscal Year Ended April 3, 2009**
>   **Filed May 29, 2009**
>   **File No. 001-04850**

Dear Mr. Laphen:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 26

1.   We note your statement that Days Sales Outstanding (DSO), free cash flow, and ROI are non-GAAP measures. Please tell us what consideration you gave to the providing a reconciliation of DSO and ROI to the most directly comparable

GAAP measure pursuant to Item 10(e)(i)(B) of Regulation S-K. As part of your response, please tell us how you considered the disclosure requirements of Question 8 of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* for each of the non-GAAP measures you present, as it appears you have not provided any disclosure regarding the material limitations associated with the use of your non-GAAP financial measures or the manner in which management compensates for these limitations.

Item 8. Consolidated Financial Statements and Supplementary Data

Note 11. Pension and Other Benefits, page 91

2.   We note you selected a discount rate of 7.9% for the purposes of calculating the projected benefit obligation of your U.S. pension plans at April 3, 2009. We also note your disclosure on page 51 that the discount rate assumption reflects the market rate for high-quality, fixed income debt instruments based on the expected duration of the benefit payments. Please clarify for us how you determined the market rate for high-quality, fixed income debt instruments for benefit payments associated with your U.S. pension plans was 7.9% at April 3, 2009. Tell us both how you determined the discount rate as well as the source of the discount rate. If you use published long-term bond indices, you should explain how you determined that the timing and amount of cash outflows related to the bonds included in the indices matches your estimated defined benefit payments. If there are differences between the terms of the bonds and the terms of the defined benefit obligations, explain how you adjust for the difference. Please consider disclosure of this information either in the financial statement footnotes or in the critical accounting policies section of MD&A in future filings.

Note 12. Commitments and Contingencies, page 101

3.   Please update our understanding of the status of your claims with the federal government by providing us with the following:

- Tell us whether you have received updated legal opinions regarding these claims;
- Summarize the content of any such updated opinions including the opinion date, periods covered, and other relevant information; and
- Describe any events or experiences during fiscal 2009 with respect to the outcome of any other claim denials that involved requests for additional fees or adjustment to other existing claims.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 19, 2009)

Compensation Discussion and Analysis

Executive Compensation Philosophy, page 17

4.   You disclose that, "As a general matter, the [Compensation] Committee has determined that compensation at the executive level should be targeted at the 50th percentile of pay in CSC's competitive marketplace" and that the committee evaluated and determined each executive's compensation relative to this standard. Please tell us in your response letter, if known, where actual total compensation for each of your named executive officers fell in relation to the targeted percentile of your peer comparator companies. Provide conforming disclosure in future filings, to the extent applicable.

1. Salary, page 19

5.   Please also advise in your response letter where fiscal year 2009 base salaries for your named executive officers fell in relation to the targeted percentile paid by the comparator group companies. In this regard, we note your disclosure on page 19 indicating that base salaries were increased in 2009 for certain of your named executive officers in part because, prior to such increases, "most CSC executive salaries were below the 50th percentile paid by the comparator group companies." Please also disclose in future filings how actual base salaries and any other benchmarked elements of compensation compare to that awarded by the companies against whom you benchmark executive compensation.

3. Long-Term Incentive Compensation, page 21

6.   You disclose that you use "ROIC" as a performance metric for determining the vesting schedule of certain long-term incentive equity awards for your named executive officers. In your response letter and in future filings, if applicable, please define this term and explain briefly how this metric is calculated from your financial statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence
(Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on
June 19, 2009)

Oversight of Related Party Transactions, page 9

7.   You state as follows: "There are no interested transactions between the Company
        and any of the independent directors; and there are no interested transactions
        between the Company and any of the executive officers named in the Summary
        Compensation Table." As similarly noted in comment no. 11 from our letter
        dated August 6, 2008, relating to the company's Form 10-K for the fiscal year
        ended March 28, 2008, the standard you employ in this regard appears to differ
        materially from that set forth in Item 404(a) of Regulation S-K, both with respect
        to the persons who are considered "related persons" as defined in Item 404 and
        the time period for which disclosure is necessary. We note in this regard that the
        statement quoted above does not cover all "interested transactions," as that term is
        defined in your disclosure. In your response letter, please confirm, if accurate,
        that the company had no transactions required to be disclosed under the standard
        set forth in Item 404(a) of Regulation S-K, and confirm that your disclosure in
        future filings will conform to the requirements of Item 404(a).

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

Michael W. Laphen
Computer Sciences Corporation
July 2, 2009
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant